Exhibit 99.1

CHANGE OF AUDITOR NOTICE

Royal Bank of Canada (“RBC”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

1.	RBC currently engages Deloitte LLP (Deloitte) as its auditor and on January 6, 2015 announced that it would be conducting a tender process for its external auditor services for fiscal 2016.

2.	On April 23, 2015, following the completion of the tender process, the Audit Committee determined that PricewaterhouseCoopers LLP (PwC) is the successful candidate to be appointed as RBC’s auditor for the 2016 fiscal year, subject to shareholder approval. Deloitte will continue to act as RBC’s auditor for the remainder of fiscal 2015.

3.	Deloitte’s reports on RBC’s financial statements relating to the period commencing at the beginning of RBC’s two most recently completed financial years, being Deloitte’s reports on the financial statements for the fiscal years ended October 31, 2013 and October 31, 2014, have not expressed any modified opinion.

4.	There have been no reportable events (including disagreements, consultations or unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 24th day of April, 2015